October 16, 2007

Mr. Craig Slivka
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
         Extension Request
         File No. 001-13279
         Definitive 14A
         Filed April 10, 2007

Dear Mr. Slivka,

This letter is with regard to extension of the date for the submission of our responses to your letter dated September 26, 2007, with a response due on October 26, 2007 (thirty days).

We are in the process of reviewing your comments.  Confirming your conversation today with our Senior Corporate Counsel, Mary Brodd, we will complete our response by November 26, 2007.  Thank you.

Sincerely,

/s/ Janis L. Harwell

Janis L. Harwell
Senior Vice President, General Counsel and Corporate Secretary
Intermec, Inc.

cc:           Mary Brodd
   Senior Corporate Counsel and Assistant Secretary
   Intermec, Inc.